SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         Hawthorne Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   420-542-102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Jane Beatty
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-6178
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 2, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.  Name of Reporting Person:
     Ontario Teachers' Pension Plan Board

 2.  Check the Appropriate Box if a Member of a Group:  (a)  |_|

                                                        (b)  |_|
 3.  SEC Use Only

 4.  Source of Funds: 00-Other

 5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

 6.  Citizenship or Place of Organization:  Ontario, Canada

         Number of          7.  Sole Voting Power:  195,779
           Shares
         Beneficially       8.  Shared Voting Power:  -0-
          Owned By
            Each            9.  Sole Dispositive Power:  195,779
          Reporting
           Person          10.  Shared Dispositive Power:  -0-
             With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  195,779

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  |_|

13.  Percent of Class Represented by Amount in Row (11):  3.52%

14.  Type of Reporting Person:  EP

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby amends its Schedule 13D Statement dated December 6, 1999 (the "Schedule 13D"), relating to the Common Stock, $.01 par value (the "Stock"), of Hawthorn Financial Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a)-(c) This Schedule 13D is being filed by Teachers. Teachers is sometimes hereinafter referred to as the "Reporting Person."

     Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers are as follows:

                                   Residence or                     Principal Occupation
         Name                    Business Address                       Employment
         ----                    ----------------                       ----------
Claude Lamoureux              5650 Yonge Street                  President and Chief Executive Office
                              5th Floor                          of Teachers
                              Toronto, Ontario
                              M2M 4H5

Robin Korthals                121 King Street West               Retired Financial Executive
(Chairperson)                 Suite 2525
                              Toronto, Ontario
                              M5H 3T9

Jalynn Bennett                247 Davenport Road                 President of Jalynn H. Bennett
(Director)                    Suite 303                          Associates, a strategic planning
                              Toronto, Ontario                   consulting firm whose principal
                              M5R 1J9                            business address and office are the
                                                                 same as for Ms. Bennett

David Lennox                  55 Lombard Street                  Retired Secretary for Ontario
(Director)                    Suite 413                          Teachers' Federation, a
                              Toronto, Ontario                   teachers' union
                              M5C 2R7

Ann Finlayson                 440 Markham Street                 Self-employed journalist, speaker,
(Director)                    Toronto, Ontario                   freelance editor and consultant
                              M6G 2L2

Lucy Greene                   1736 Caughey Lane                  Retired Human Resources Executive for
(Director)                    Penetang, Ontario                  Sun Life Assurance Company of Canada
                              L9M 1X4

Geof Clarkson                 P.O.  Box 251                      Retired Partner with Ernst & Young
(Director)                    Toronto-Dominion Centre
                              Toronto, Ontario
                              M5K 1J7

Gary Porter                   820-439 University Ave.            Self-employed Chartered Accountant
(Director)                    Toronto, Ontario
                              M5G 1Y8

Ralph Lean, Q.C.              Cassels Brock & Blackwell          Corporate & Commerical Lawyer
(Director)                    40 King Street West
                              Suite 2100
                              Toronto, Ontario
                              M5H 3C2


John S. Lane, C.F.A.          77 Dawlish Avenue                  Retired Senior Vice President,
(Director)                    Toronto, Ontario                   Investments Sun Life Assurance
                              M4N 1H2                            Company of Canada

Robert Bertram                5650 Yonge Street                  Executive Vice President, Investments of
                              5th Floor                          Teachers
                              Toronto, Ontario
                              M2M-4H5

Allan Ressor                  5650 Yonge Street                  Executive Vice President, Member Services
                              5th Floor                          and Chief Information Officer of
                              Toronto, Ontario                   Teachers
                              M2M-4H5

John Brennan                  5650 Yonge Street                  Vice President, Human Resources and
                              5th Floor                          Public Affairs of Teachers
                              Toronto, Ontario
                              M2M-4H5

Andrew Jones                  5650 Yonge Street                  Vice President, Finance of Teachers
                              5th Floor
                              Toronto, Ontario
                              M2M-4H5

Peter Maher                   5650 Yonge Street                  Vice President, Internal Audit of
                              5th Floor                          Teachers
                              Toronto, Ontario
                              M2M-4H5

Roger Barton                  5650 Yonge Street                  Vice President, General Counsel and
                              5th Floor                          Secretary of Teachers
                              Toronto, Ontario
                              M2M-4H5

Rosemarie McClean             5650 Yonge Street                  Vice President, Client Services of
                              5th Floor                          Teachers
                              Toronto, Ontario
                              M2M-4H5

Morgan McCague                5650 Yonge Street                  Senior Vice President, Quantitative
                              5th Floor                          Investments of Teachers
                              Toronto, Ontario
                              M2M-4H5

Neil Petroff                  5650 Yonge Street                  Senior Vice President, International Equity Indexes,
                              5th Floor                          Fixed Income and Foreign Exchange of
                              Toronto, Ontario                   Teachers
                              M2M-4H5

Brian Gibson                  5650 Yonge Street                  Senior Vice President, Active Equities of Teachers
                              5th Floor
                              Toronto, Ontario
                              M2M-4H5

Dean Metcalf                  5650 Yonge Street                  Vice President, Merchant Banking of
                              5th Floor                          Teachers
                              Toronto, Ontario
                              M2M-4H5

Russ Bruch                    5650 Yonge Street                  Vice President, New Business Development of Teachers
                              5th Floor
                              Toronto, Ontario
                              M2M-4H5

Leo de Bever                  5650 Yonge Street                  Senior Vice President, Research & Economics
                              5th Floor                          of Teachers
                              Toronto, Ontario
                              M2M-4H5

Phil Nichols                  5650 Yonge Street                  Vice President, MIS Member Services of Teachers
                              5th Floor
                              Toronto, Ontario
                              M2M-4H5


     (d) To the best of Teachers' knowledge, none of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) To the best of Teachers' knowledge, none of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each the directors and the executive officers of Teachers are citizens of Canada.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) At the close of business on August 8, 2000, Teachers beneficially owned 195,779 shares of Stock pursuant to Rule 13d-3 of the Act, which constitutes 3.52% of outstanding shares of Stock. Pursuant to publicly available information, 5,559,301 shares of the Stock were outstanding as of April 30, 2000.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b) Teachers has the sole power to vote or direct the vote and to dispose or direct the disposition of 195,779 shares of the Stock.

     (c) During the past 60 days, the Reporting Person has sold shares of the Stock in transactions on NASDAQ, as follows:


Date of Transaction      Number of      Purchase (P)        Price per
                          Shares         or Sale (S)        Share (1)
-------------------------------------------------------------------------

      7/28/00              (9,000)            S               $10.03

      8/01/00             (34,100)            S               $10.17

      8/02/00             (26,000)            S               $10.13

      8/04/00             (18,500)            S               $10.19

      8/08/00             (12,400)            S               $10.37


     (1) Shares were sold with U.S. dollars. The prices per share listed are net of commissions.

     To the best of the knowledge of the Reporting Person, none of the persons named in Item 2 herein has effected any transactions in shares of the Stock during the past 60 days.

     (d) Except as set forth herein, the Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e) Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: August 9, 2000





                                       ONTARIO TEACHERS' PENSION PLAN
                                       BOARD, an Ontario, Canada corporation


                                       By: /s/ Claude Lamoureux
                                          -----------------------------
                                          Name:  Claude Lamoureux
                                          Title: President and CEO